Exhibit 99.1

NIP Group Appoints Carl Agren to Board and COO of Digital Computing Division

Appointment Strengthens NIP Group’s Strategic Expansion in Digital Computing Infrastructure and Bitcoin Mining

ABU DHABI, United Arab Emirates, Sept. 10, 2025 (GLOBE NEWSWIRE) – NIP Group Inc. (“NIPG” or the “Company”) (NASDAQ: NIPG), a leading digital entertainment company, today announced that it has appointed Carl Agren as a director of the Company and as chief operating officer (COO) of the Company’s Digital Computing Division spearheading the newly established Bitcoin mining business, effective immediately.

Mr. Agren is a seasoned technology and operations leader with a notable track record in cryptocurrency mining, AI, blockchain and large-scale computing infrastructure. His appointment comes as NIPG begins integrating the large-scale Bitcoin mining operation acquired in July, a cornerstone of the Company’s expansion into digital computing infrastructure. In this role, Mr. Agren will oversee the operational integration of these assets and build capabilities to expand into adjacent high-performance computing applications, AI workloads and infrastructure supporting next-generation entertainment platforms.

Hicham Chahine, Co-CEO of NIPG, commented, “We are pleased to welcome Carl to our Board and leadership team. Carl’s appointment marks an important step in building our digital computing capabilities as we establish our new Abu Dhabi headquarters for this division. His proven leadership in crypto mining, AI and mission-critical infrastructure, combined with strong government partnership support, places NIPG at the unique intersection of esports, gaming, AI, and crypto. We believe digital currencies will play a critical role in enabling next-generation technologies. Carl’s expertise will help us integrate our new mining assets, strengthen governance, and meet our near-term performance targets. His leadership will also lay the foundation for our long-term growth.”

“I am honored and humbled to join NIPG’s Board and lead the Digital Computing Division from Abu Dhabi. The Emirates is rapidly emerging as a global hub for digital infrastructure, and together we are laying the foundation for high-performance computing that will power AI and next-generation entertainment platforms worldwide. This is where gaming, digital assets, and advanced computing converge - and NIPG is positioned to lead that transformation,” said Carl Agren, COO of NIPG’s Digital Computing Division.

Mr. Agren most recently served as CEO of Phoenix Technology, one of the leaders in the blockchain and cryptocurrency arena with global operations of more than 700 MW across the USA, Canada, Europe, and the Middle East. He led the Phoenix Group’s IPO in December 2023, raising approximately US$370 million, and oversaw approximately 400 MW of crypto mining capacity. Previously, he co-founded and served as COO of G42 Cloud (now Core42), the largest AI, big data, and cloud company in the Middle East, developing 100 MW of data center capacity for AI and high-performance computing. Mr. Agren will be based in Abu Dhabi, leading the Company’s new Digital Computing Division headquarters established through its strategic partnership with Abu Dhabi Investment Office.

Carl holds a bachelor’s degree from the University of Idaho and a master’s degree from the University of Phoenix.

About NIP Group

NIP Group (NASDAQ: NIPG) is a global digital entertainment company driving the evolution of gaming and esports. With a diversified ecosystem spanning esports teams, arenas and events, content and influencer networks, game publishing, and hospitality, we engage hundreds of millions of fans and create immersive entertainment experiences. Operating across Europe, the Middle East, Asia and the Americas, we collaborate with leading gaming companies to push the boundaries of interactive entertainment and bring gaming to new audiences worldwide.

Safe Harbor Statements

This press release contains statements that constitute “forward-looking” statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” or other similar expressions. Among other things, the business outlook and quotations from management in this press release, as well as NIPG’s strategic and operational plans, contain forward-looking statements. NIPG may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about NIPG’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIPG’s growth strategies; its future business development, results of operations and financial condition; its ability to maintain and enhance the recognition and reputation of its brand; developments in the relevant governmental laws, regulations, policies toward NIPG’s industry; and general economic and business conditions globally and in the countries or regions where NIPG has operations; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIPG’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIPG undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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